UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

VIELA BIO, INC.

(Name of Subject Company)

VIELA BIO, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

926613100

(CUSIP Number of Class of Securities)

Zhengbin (Bing) Yao, Ph.D.

Chairman, President and Chief Executive Officer

Viela Bio, Inc.

One MedImmune Way

First Floor, Area Two

Gaithersburg, MD 20878

(240) 558-0038

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Matthew J. Gardella

John T. Rudy

Matthew W. Tikonoff

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Viela Bio, Inc., a Delaware corporation (“Viela” or the “Company”), with the Securities and Exchange Commission on February 12, 2021 (as amended or supplemented from time to time “Schedule 14D-9”), relating to the offer by Teiripic Merger Sub, Inc., a Delaware corporation (“Purchaser”), a direct wholly owned subsidiary of Horizon Therapeutics USA, Inc., a Delaware corporation (“Parent”), and an indirect wholly owned subsidiary of Horizon Therapeutics plc, a public limited company organized under the laws of Ireland (“Horizon Therapeutics” or “Ultimate Parent”), to purchase any and all of the issued and outstanding shares of Common Stock (the “Company Shares”), at a purchase price of $53.00 per Company Share, net to the seller thereof in cash, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 2021 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation

The subsection of Item 4 of the Schedule 14D-9 entitled “Background of the Offer” is hereby amended as follows:

On page 18, the third paragraph is amended to include the following two sentences at the end of that paragraph:

Whether a party had a standstill agreement with the Company was not a factor in the Board’s decision regarding which of the four companies to approach. Neither Company A nor Company B had a standstill agreement with the Company.

The subsection of Item 4 of the Schedule 14D-9 entitled “Opinion of the Company’s Financial Advisor” is hereby amended as follows:

On page 29, the third and fourth paragraphs are amended and restated as follows (new language underlined):

Illustrative Discounted Cash Flow Analysis.

Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on the Company. Using discount rates ranging from 10.0% to 11.5%, reflecting estimates of the Company’s weighted average cost of capital, Goldman Sachs discounted to present value as of December 31, 2020 (i) estimates of unlevered free cash flow for the Company for the years 2021 through 2039 as reflected in the Forecasts and (ii) a range of illustrative terminal values for the Company, which were calculated by applying perpetuity growth rates ranging from 0.0% to 1.5%, to a terminal year estimate of unlevered free cash flow of $248 million to be generated by the Company, as reflected in the Forecasts. In addition, using discount rates ranging from 10.0% to 11.5%, reflecting an estimate of the Company’s weighted average cost of capital, Goldman Sachs discounted to present value as of December 31, 2020 the estimated benefits of the Company’s net operating losses and tax credits, or NOLs, for the years 2021 through 2039, as reflected in the Forecasts. Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, or CAPM, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, after tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived ranges of illustrative enterprise values for the Company by adding the ranges of present values it derived above. Goldman Sachs then added to the range of illustrative enterprise values it derived for the Company using a net cash estimate of $380 million as of December 31, 2020, as provided by the management of the Company, to derive a range of illustrative equity values for the Company. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding Company Shares as of January 27, 2021 (57.59 million shares), as provided by Company management to derive a range of illustrative present values per Share ranging from $48.40 to $58.03.

On page 30, the second, third and fourth paragraphs are amended and restated as follows (new language underlined; deleted language struck through):

Goldman Sachs derived a range of illustrative present values per Share for each of the items above by dividing each of the ranges of illustrative values derived above by the number of fully diluted outstanding Company Shares as of January 27, 2021 (57.59 million shares), as provided by Company management.

Goldman Sachs then added together the per Company Share ranges it derived for each such item listed above with net cash per Company Share, which was calculated using a net cash estimate of $380 million as of December 31, 2020, as provided by the management of the Company, divided by the number of fully diluted outstanding Company Shares as of January 27, 2021 (57.59 million shares), as provided by the management of the Company, to derive a range of illustrative present values per Share ranging from $49.97 to $58.83.

Selected Precedent Transaction Analysis.

Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for ~~selected~~ certain transactions announced since 2015, selected based on Goldman Sachs’ professional judgment and experience, involving a publicly company in the biopharmaceutical industry as the target where the disclosed enterprise values for the transaction were between $1 billion and $5 billion. For the entire period, using publicly available information, Goldman Sachs calculated the median, 25th percentile and 75th percentile premiums of the price paid in the 15 selected transactions relative to the target’s last undisturbed closing stock price prior to announcement of the transaction. The selected transactions and the implied premia calculated for each of the transactions (as well as the implied transaction value) are set forth below:

On page 31, the second paragraph is amended and restated as follows (new language underlined):

This analysis indicated a median premium of 96% across the period. This analysis also indicated a 25th percentile premium of 42% and 75th percentile premium of 118% across the period. Using this analysis and Goldman Sachs’ professional judgment and experience, Goldman Sachs applied a reference range of illustrative premiums of 42% to 118% to the undisturbed closing price per Share of $34.68 as of January 29, 2021 and calculated a range of implied equity values per Company Share of $49.25 to $75.60.

The subsection of Item 4 of the Schedule 14D-9 entitled “Certain Financial Projections” is hereby amended as follows:

On page 36, the Forecasts are amended and restated by adding the bold text to the existing table:

	Fiscal Year Ending December 31,
	2021 E	2022 E	2023 E	2024 E	2025 E	2026 E	2027 E	2028 E	2029 E	2030 E	2031 E	2032 E	2033 E	2034 E	2035 E	2036 E	2037 E	2038 E	2039 E
	(in millions)
Revenue
Inebilizumab (NMOSD)	$88	$177	$245	$325	$337	$376	$424	$404	$421	$477	$451	$464	$231	$115	$57	$29	$14	$7	$4
Inebilizumab (MG)	9	0	0	27	57	90	128	161	169	185	176	174	87	43	22	11	5	3	1
Inebilizumab (IgG4)	9	0	0	0	30	123	233	339	460	530	540	522	260	130	65	32	16	8	4
Inebilizumab (Kidney Transplant Desensitization)	9	0	0	0	0	0	12	9	15	20	19	25	20	15	12	10	8	6	5
VIB4920 (SS)	0	0	0	0	0	23	54	87	122	158	196	237	270	277	138	69	35	17	9
VIB4920 (Kidney Transplant Rejection)	0	0	0	0	6	1	2	3	4	5	6	6	3	2	1	0	0	0	0
VIB7734	0	0	0	0	0	13	38	65	103	147	188	218	245	259	275	291	308	154	77
Additional Products and Indications	0	0	0	0	0	3	8	17	34	65	121	178	234	290	347	403	459	487	502

Total Revenue	$115	$177	$245	$352	$429	$628	$900	$1,085	$1,329	$1,587	$1,698	$1,823	$1,349	$1,132	$916	$845	$845	$683	$601

Milestone and Royalty Payments
Inebilizumab (NMOSD)	$4	$7	$10	$12	$13	$15	$9	$9	$9	$2	$2	$3	$1	$1	$0	$0	$0	$0	$0
Inebilizumab (MG)	0	0	0	1	3	4	6	8	8	8	8	8	4	2	1	1	0	0	0
Inebilizumab (IgG4)	0	0	0	0	1	6	11	16	22	24	25	24	12	6	3	2	1	0	0
Inebilizumab (Kidney Transplant Desensitization)	0	0	0	0	0	0	1	0	0	1	1	1	1	1	0	0	0	0	0
VIB4920 (SS)	0	0	0	0	0	1	2	4	5	6	8	9	11	11	6	3	1	1	0
VIB4920 (Kidney Transplant Rejection)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
VIB7734	0	0	0	0	0	1	2	3	5	7	9	11	12	13	14	15	15	8	4

Total Milestone and Royalty Payments	$4	$7	$10	$13	$18	$27	$31	$40	$50	$49	$54	$56	$41	$33	$24	$20	$18	$9	$5

Operating Expenses
COGS	$1	$2	$2	$3	$4	$10	$17	$25	$35	$45	$58	$69	$76	$80	$71	$71	$73	$59	$51
Commercial	26	40	53	58	65	94	135	163	199	238	255	274	202	170	137	127	127	102	90
Development	154	206	201	164	135	92	108	130	159	190	204	219	162	136	110	101	101	82	72
G&A	50	32	33	34	35	36	37	39	40	41	42	44	45	46	48	49	51	52	54

Total Operating Expenses (1)	$230	$279	$289	$259	$239	$232	$297	$356	$433	$515	$559	$605	$485	$432	$367	$348	$353	$295	$268

Operating Income	$(120)	$(110)	$(55)	$80	$172	$369	$572	$688	$845	$1,023	$1,085	$1,162	$823	$667	$525	$477	$475	$378	$329

Tax Expense (2)	0	0	0	20	43	92	143	172	211	256	271	290	206	167	131	119	119	95	82

Net Operating Income After Tax	$(120)	$(110)	$(55)	$60	$129	$277	$429	$516	$634	$767	$814	$871	$617	$500	$394	$358	$356	$284	$247

Cash Adjustments (3)
(-) Investment in Net Working Capital	(2)	(2)	(2)	(3)	(2)	(5)	(7)	(5)	(6)	(6)	(3)	(3)	12	5	5	2	0	4	2
(-) Capital Expenditures	(2)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)
(+) Depreciation & Amortization	2	14	14	14	14	14	14	14	14	14	14	14	14	14	14	14	14	14	14

Unlevered Free Cash Flows (4)	$(122)	$(112)	$(57)	$57	$127	$271	$421	$511	$627	$760	$810	$867	$628	$505	$399	$359	$355	$287	$248

Inebilizumab (NMOSD)	40	130	185	243	233	246	292	271	283	336	305	311	156	76	36	17	8	3	1

Inebilizumab (MG)	(3)	(14)	(13)	15	40	61	87	113	118	128	120	117	56	25	10	3	1	(1)	(1)

Inebilizumab (IgG4)	(3)	(14)	(13)	(6)	18	85	164	245	333	382	389	373	185	87	39	17	7	2	0

Inebilizumab (Kidney Transplant Desensitization)	(12)	(9)	(7)	(1)	(0)	0	9	6	7	8	9	13	10	8	6	4	3	2	1

VIB4920	(38)	(68)	(63)	(22)	(33)	12	31	52	73	94	116	138	149	148	72	34	16	6	1

VIB7734	(56)	(95)	(51)	(65)	(24)	(11)	5	34	54	76	97	112	124	127	126	124	121	47	11

Adjusted Unlevered Free Cash Flows (5)	$(122)	$(112)	$(57)	$77	$170	$346	$438	$511	$627	$760	$810	$867	$628	$505	$399	$359	$355	$287	$248

(1)	Includes the impact of stock-based compensation.
(2)	Tax expense does not reflect utilization of the Company’s net operating losses and research and development tax credits (collectively “NOLs”).
(3)	Adding back depreciation and amortization, and subtracting (a) capital expenditures and (b) changes in net working capital.
(4)

Unlevered free cash flow is defined as the Company’s free cash flow before interest payments and is calculated as earnings before interest, taxes, depreciation and amortization, less capital expenditures, less changes in net working capital and less tax expense.

(5)

Adjusted unlevered free cash flow is calculated taking into account the utilization of the Company’s NOLs, assuming the Company continued as a standalone entity, based on (i) the Company’s federal net operating losses of $114.6 million and development tax credits of $13.2 million, in each case, as of December 31, 2019 and as provided by management of the Company, (ii) the Company’s future losses based on the Forecasts and (iii) application of such NOLs to the Company’s Operating Income, assuming a tax rate of 25% and treatment of NOLs in accordance with the Internal Revenue Code, as directed by management of the Company.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The paragraph under the heading “— Certain Litigation” on page 44 of the Schedule 14D-9 is deleted and replaced with the following paragraphs:

Between February 18 and March 5, 2021, seven purported stockholders of Viela filed separate lawsuits against Viela and its directors in federal district court, captioned Sciannella v. Viela Bio Inc., et al., Case No. 1:21-cv-01481 (S.D.N.Y.) (the “Sciannella Complaint”), Carlisle v. Viela Bio Inc., et al., Case No. 1:21-cv-01536 (S.D.N.Y.) (the “Carlisle Complaint”), Baker v. Viela Bio, Inc., et al., Case No. 1:21-cv-01614 (S.D.N.Y.) (the “Baker Complaint”), Kubicek v. Viela Bio, Inc., et al., Case No. 1:21-cv-00280-UNA (D. Del.) (the “Kubicek Complaint”), Ciccotelli v. Viela Bio, Inc., et al., Case No. 2:21-cv-00906 (E.D. Pa.) (the “Ciccotelli Complaint”), Jones v. Viela Bio, Inc., et al., Case No. 1:21-cv-01787 (S.D.N.Y.) (the “Jones Complaint”) and Calabrese v. Viela Bio Inc., et al., Case No. 1:21-cv-01940 (S.D.N.Y) (the “Calabrese Complaint”), respectively. The Baker Complaint and Ciccotelli Complaint also name Ultimate Parent, Parent, and Purchaser as defendants. Each complaint alleges violations of Sections 14(d) and 14(e) of the Exchange Act and Rule 14d-9 promulgated thereunder. The Carlisle Complaint, the Baker Complaint, the Kubicek Complaint, the Ciccotelli Complaint and the Jones Complaint also allege violations of Section 20(a) of the Exchange Act. All lawsuits allege that the Schedule 14D-9 is materially incomplete and misleading and seek to enjoin the tender offer until the purported deficiencies in the Schedule 14D-9 are corrected, or alternatively, monetary damages if the tender offer is consummated. The defendants believe the claims asserted in the complaints are without merit.

Additional lawsuits arising out of or relating to the tender offer may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, Viela and Horizon Therapeutics plc will not necessarily announce such additional filings.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Viela Bio, Inc.

By:	/s/ Mitchell Chan
	Name:	Mitchell Chan
	Title:	Chief Financial Officer

Dated: March 8, 2021